3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

June 8, 2018

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549 Attn: Alberto Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) 1940 Act File No. 811-06445 1933 Act File No. 333-224685

Dear Mr. Zapata:

This letter responds to the written comments of the staff of the Commission (the “Staff”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) provided on June 4, 2018. The Registration Statement was filed on May 4, 2018 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended. The Registration Statement relates to the registration, under the 1933 Act, of the proposed offering by the Company of additional shares of common stock, par value $0.001 per share on an immediate, delayed or continuous basis in reliance on Rule 415 under the 1933 Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement. We have organized this letter by setting forth the comments received in italicized text followed by the Fund’s response to the Staff’s comments.

* * *

1.	General Comments

a)	Several pages of the prospectus contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment responding to these comments.

U.S. Securities and Exchange Commission

June 8, 2018

Response: Confirmed. To the extent available, all missing information has been included in the pre-effective amendment filed with the Commission. Information not included will be provided in a prospectus supplement applicable to a particular offering of shares registered in the Registration Statement.

b)	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

Response: To the extent an offering of the securities registered under this registration statement involves a FINRA member any such underwriting terms or arrangements will be provided to FINRA for its review.

2.	Registration Statement Cover Page

Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued as part of the Underwriters’ over-allotment option.

Response: Confirmed.

3.	Cover Page

The form of prospectus supplement filed with this registration statement contains a proposed offering table on the cover page. Please modify the table to include the term “Sales Load” so that readers can associate the cover page sales load information with the corresponding term in the fee table. See Item 1.g. of Form N-2.

Response: The form of prospectus supplement has been revised to reflect the Staff’s comment.

4.	Fee Table

Please remove the line item for acquired fund fees and expenses and companion footnote 3 given that no such expenses were incurred.

Response: The Prospectus has been revised to reflect the Staff’s comment.

5.	Fee Table

(p. 9) Please provide the full name of the fund’s new auditor upon first use.

Response: The Prospectus has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

June 8, 2018

6.	Ownership of the Fund by Directors

(p. 28) Please provide ranges of ownership and aggregate beneficial ownership as of the end of the most recently completed calendar year. See Instruction 1 to Items 18.7. and 18.8. of Form N-2.

Response: The Prospectus has been revised to reflect the Staff’s comment.

7.	Plan of Distribution

a. Please disclose the amount of the sales load as a percentage of the public offering price in accordance with Item 5.3. of Form N-2.

Response: The Prospectus has been revised to state that a prospectus supplement or supplements will describe the terms of the offering of the securities, including the amount of the sales load, if any, as a percentage of the public offering price.

b. The Fund states “[u]nder agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities.” Please add additional detail describing such indemnification provisions in accord with Item 5.4. of Form N-2.

Response: The Prospectus has been revised to state that a prospectus supplement or supplements will describe the terms of such indemnification provisions, if any.

8.	Part C

Auditor’s Consent. The Fund includes an auditor’s consent dated May 4, 2018. Please confirm that the Fund will file an auditor’s consent that is no more than 30 days old at the time of acceleration.

Response: Confirmed. An Auditor’s Consent has been included in the pre-effective amendment filed with the Commission.

* * *

U.S. Securities and Exchange Commission

June 8, 2018

Please direct any questions concerning this letter to my attention at 215-981-4659, or in my absence to John M. Ford of this office at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Reanna Lee, Esq. John M. Ford, Esq.